Contact

www.linkedin.com/in/goutamgm92
(LinkedIn)
www.goutammohan.com
(Personal)

Top Skills

Data Analytics
R
SAS

Languages

Tamil
English
Telugu
French

Certifications

SAS Statistical Business Analysis
Using SAS 9: Regression and
Modeling

SAS Certified Base Programmer for
SAS 9

Cordys Certified Professional (BPM,
MDM)

SAS and OSU Data Mining
Certificate

Honors-Awards

Academic Excellency Award

Academic Proficieny Award

Goutam Mohan

Product | FinTech | Angel Investor & LP
San Francisco Bay Area

Summary

Please reach out to me for pro-bono consulting for tech startups and
corporations. Never say no to an exciting opportunity!

Electrical/Computer engineer turned Finance/Data nerd.

- MS in Data Science/Business Analytics
- Electrical engineer specialized in Communication / High Voltage AC
systems

Advice for contacting me:

E-mail: goutam.gm@gmail.com

_____

Experience

Verde Finance
Founder & Co-CEO
February 2021 - Present (1 year 4 months)
Austin, Texas, United States

Seed & Early stage startups
Angel Investor & Limited Partner
January 2020 - Present (2 years 5 months)

Aruba, a Hewlett Packard Enterprise company
Lead Analytics Product Manager
May 2020 - Present (2 years 1 month)
Santa Clara, California, United States

Lead Operations & Sales Renewal Analytics

Joined Aruba as part of the SilverPeak acquisition

Leading the Data & Analytics integration between SilverPeak & Aruba systems

References:

https://www.hpe.com/us/en/newsroom/press-release/2020/09/hpe-completes-acquisition-of-sd-wan-leader-silver-peak.html

Panasonic Avionics Corporation
Data Scientist / Product Manager
September 2017 - April 2020 (2 years 8 months)

• Increased YoY revenue of a Premium Airline partner by 88% and Reduction in complaints by 80% which improved Net Performance Score (NPS) metrics by 20% using advanced analytics, recommended product pricing models by identifying passenger profile clusters based on purchasing patterns
• Partnered with satellite engineering to provide statistical analysis of traffic consumption dataset - Resulted in reliable forecasting of satellite capacity (MHz) causing savings in range of $11 million per year
• Collaborated with functional heads to identify opportunities for operational improvement and strategic decisions in respective functions based on data
• Lead Analyst for Inflight Entertainment & Communication (IFEC) to provide product insights to drive incremental revenue, passenger engagement & experience
• Implemented Route-based pricing models on airline partners based on price elasticity, flight traffic pattern, passenger demand clusters & end-user complaints
• Defined and tracked key performance indicators (KPIs) for existing and new product lines across the org (audience ranged from Engineering to Executive Leadership team)
• Conducted data driven analysis, generated insights, visualizations and published reports to meet airline passenger needs and align them with product line goals
• Applied advanced analytics to identify patterns, establish correlation and normalize results to create a holistic scorecard based on key metrics & KPIs
• Improved data accuracy, viability and value by improving and streamlining processes regarding data flow and data quality
• Selected to be part of the Innovation lab to brainstorm innovative solutions & products

MGM Resorts International
Senior Analyst, Enterprise Analytics
2017 - 2017 (less than a year)
Las Vegas, Nevada

• Served as Business Analytics POC - Developed and published a monthly high level KPI dashboard with Power BI which is used by all of MGM Corporate
• Developed a model that predicts the number of arrivals and departures at properties in Python, PostgreSQL. Interpret results monthly and communicate statistics to respective org's stakeholders and provide decision support
• Partnered with Finance teams to maintain the OLAP cube used by all analytics teams - Successfully worked to troubleshoot all issues to resolution
• Developed custom visuals in Power BI using TypeScript, NodeJS and published it to the Microsoft Store
• Spearheaded the technical implementation and handled communications with all teams that used analytics tools (Python and Power BI) for their decision support & analytical efforts and served as an SME for PowerBI

SEPHORA
Digital Analytics Consultant
2017 - 2017 (less than a year)
San Francisco Bay Area

OpenText
Data/Software Engineer (ETL, MDM)
2013 - 2015 (2 years)
Hyderabad Area, India

• Developed a master data management and business process management solution to manage the customer data of an American Industrial Machinery Supplier using Python, Cordys ERP, BPM, and MDM tool
• Conducted Extract, Transform, Load (ETL) and built reports and dashboards to analyze, review and present the results
• Used Best practices in software development and product development process

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Education

Oklahoma State University
Master's Degree, Data Science & Business Analytics

Puducherry Technological University
B. Tech, Electrical and Electronics Engineering